Exhibit 3.1(af)
STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
FIRST
The name of the limited liability company is Beazer Homes Michigan, LLC.
SECOND
The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.
THIRD
The period of duration for the limited liability company shall be perpetual, unless terminated in accordance with the limited liability company’s operating agreement or by the consent of the members.
FOURTH
The limited liability company is to be managed by the members.
     IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation this 1st day of September, 2005.

By:	/s/ Kenneth J. Gary

Kenneth J. Gary Authorized Person and Executive Vice President of Beazer Homes Corp., its Managing Member